                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                ----------------



                                   FORM 10-SB

                                 AMENDMENT NO. 1



                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                             INTERCONEXUS.COM, INC.
                 (Name of Small Business Issuer in Its Charter)


                DELAWARE                                         52-2225697
     (State or Other Jurisdiction of                          (I.R.S. Employer
     Incorporation or Organization)                         Identification No.)


    2651 WARRENVILLE ROAD, SUITE 560,                              60515
         DOWNERS GROVE, ILLINOIS

(Address of Principal Executive Offices)                         (Zip Code)



                                 (630) 874-5500


                            Issuer's Telephone Number


        Securities to be registered pursuant to Section 12(b) of the Act:

                                      None
                                (Title of Class)

        Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, $0.0001 par value per share

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                                     PART I

The Issuer has elected to follow Form 10-SB, Disclosure Alternative 2.

ITEM 6.           DESCRIPTION OF BUSINESS.

         GENERAL.

         InterConexus.com, Inc., a Delaware corporation (the "Company"), proposes to engage in electronic commerce ("e-commerce") by developing an on-line business-to-business trading exchange for the global electronic interconnect industry.


         The Company was incorporated in March, 2000 by Capri Corp., a Minnesota corporation ("Capri"). Capri is engaged in developing computer software that records, organizes and provides access to real-time integrated manufacturing information for use by printed circuit board (PCB) manufacturers. Capri develops and licenses software under the trademarks Paradigm(R) and Paradeim(R) which provides real time access to information at the PCB manufacturing plant level, such as engineering information, production scheduling, quality control reports and levels and types of inventory being produced. Capri also provides related technical support and user training and distributes certain hardware and third party software that may be used with Paradigm(R). Capri, a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is currently the sole shareholder of the Company. On May 18, 2000, Capri declared a distribution of all of the issued and outstanding Company common stock ("Common Stock") to Capri shareholders of record as of May 30, 2000 (the "Record Date"), payable on June 1, 2000 on the basis of one share of Company Common Stock for each Capri share held of record on the Record Date ("Spin-Off"). The objectives of the Spin-Off are:


- to focus management of the Company on the proposed core business of the Company without regard to the corporate objectives and policies of Capri;

- to allow the Company to develop its proposed business independently of Capri to appeal to an industry-wide customer base;

- to improve the likelihood that the Company, as a separate Exchange Act reporting company, will have access to capital;

- to improve the ability of the capital markets to separately follow and analyze the operating performance of the Company and Capri;

- to offer more attractive and appropriate incentives for the retention and motivation of necessary personnel at the Company; and

- to offer the Company greater flexibility to facilitate its growth through acquisitions and/or investments.


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         The Company's principal executive offices are located at 2651
Warrenville Road, Suite 560, Downers Grove, Illinois 60515; it's telephone number is (630) 874-5500, and its web site address is www.interconexus.com.


         BUSINESS PLAN OF THE COMPANY.

         The Company intends to develop an e-commerce business-to-business trading exchange (the "Trade Exchange") which would make up an electronic trading community within the global electronic interconnect industry which comprises the areas of integrated circuits, semi-conductors, contract assembly, printed circuit boards and electronic manufacturing service providers. The Trade Exchange would establish a common trading hub between suppliers, customers and manufacturers in the global electronic interconnect industry. The Trade Exchange would enable multi-buyer and multi-seller interaction, would address end-to-end transactions and it would enable the global electronic interconnect industry community to share common information and knowledge. The primary role of the Trade Exchange will be to connect buyers and sellers within the global electronic interconnect industry.

         RELATIONSHIP BETWEEN THE COMPANY AND CAPRI AFTER THE SPIN-OFF.


         For the purpose of governing certain ongoing relationships between the Company and Capri after the Spin-Off, the Company and Cimnet Systems, Inc., Capri's wholly-owned operating subsidiary ("Cimnet"), have entered into various agreements and adopted certain policies with respect to the following:

- Services Agreement. The Company and Cimnet have entered into a Services Agreement whereby Cimnet provides certain services to the Company on an as-needed basis. The fees for such services will be based on a rate designed to reflect Cimnet's cost of providing such services, including reimbursement of certain direct out-of-pocket expenses. The Company is free to procure such services from outside vendors or to develop an in-house capability in order to provide such services internally. The services provided to the Company by Cimnet pursuant to such agreement include accounting services, computer services, insurance coverage, payroll processing services and management of employee benefits programs, or any other similar services that the Company may require.

- Office Space. The Company currently intends to share office space with Cimnet. Cimnet intends to allocate to the Company its pro rata share of rent, common area maintenance charges and other costs and expenses under Cimnet's lease for its office space based upon the square footage of the shared office space occupied by the Company.

- Software License. The Company and Cimnet may enter into a license agreement pursuant to which Cimnet will grant a license to the Company for certain components of Paradigm(R), Cimnet's software application. It is expected that the fees payable by the Company pursuant to this license agreement will be at least the same fees generally required under Cimnet's typical software license with unrelated third-party customers for the same software.



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         INDUSTRY BACKGROUND.

                  Growth of the Internet and the World Wide Web

         The Internet and the World Wide Web ("Web") are experiencing dramatic growth in terms of the number of Web users. The growth of the number of Web users and the amount of time spent on the Web is being driven by the increasing importance of the Internet as a communications medium and an information resource in the sales and distribution channel.

                  Growth of On-Line E-Commerce

         The Internet is dramatically affecting the methods by which consumers and businesses are buying and selling goods and services. E-commerce offers the opportunity for businesses to establish new competitive standards by expanding distribution channels, integrating internal and external processes and offering a cost-effective method of providing products and services. The Internet provides on-line businesses with the ability to reach a global audience and to operate with a minimal infrastructure, reducing overhead and providing greater economies of scale, while providing customers and businesses with a broad selection, increased pricing power and unparalleled convenience. As a result, a growing number of parties are transacting business on the Web.

                  The Electronic Interconnect Industry On the Internet

         The Company has identified a need in the world wide electronic interconnect community for Internet-based services such as the Trade Exchange which can provide services and connect businesses involved in the electronic interconnect industry at an anticipated economical cost. The traditional methods of information delivery and communications between businesses involved in the electronic interconnect industry, including trade magazines, telephone and trade conferences, contain inherent inefficiencies such as:

         - trade publications and print media are costly and offer a limited circulation;

         - expansion of businesses beyond traditional boundaries is expensive due to the high cost of marketing, travel and promotional expenses; and

         -    language barriers limit the ability of businesses to communicate.

The Internet provides a medium for businesses around the world to communicate and enter into business transactions.

         COMPETITION.

         Barriers to entry into competition with the Company's proposed Trade Exchange are low. Presently, the Company believes that PCB.007.com, Verticalnet.com, Agilesoft.com, TheSupply.com. WebQuote.com and FreeMarkets.com are either engaged in, contemplating or actively pursuing the establishment of a business-to-business e-commerce service for the electronic interconnect industry. These companies are larger, more experienced and better financed than the Company. In addition, many general business-to-business e-commerce



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companies are larger and better financed than the Company. There are minimal barriers to such companies developing and providing a business-to-business e-commerce exchange for the electronic interconnect industry which would compete directly with that of the Company. See "Risk Factors".

         REVENUE AND WORKING CAPITAL.

                  Revenue

         The Company intends to derive revenues from the Trade Exchange by charging a transaction fee equal to a percentage of the value of the transaction consummated between buyer and seller via the Trade Exchange. The specifics of such transaction based fee has not yet been established. In addition, the Company may also derive revenues from the Trade Exchange in other ways, such as selling advertising space on the Trade Exchange.

                  Working Capital

         The Company currently has no operations and does not expect to generate any revenues from operations prior to the time the Trade Exchange becomes operational. The Company intends to fund its development through investments from strategic partners, funds from investors, as well as funds borrowed from Capri, if necessary. Although the Company has had informal contacts with certain parties regarding investments in the Company, and has also discussed the possibility of borrowing operating funds from Capri, no agreements have been reached with respect to such investments or borrowings. See "Risk Factors".

         EMPLOYEES.


         The Company currently has no employees.


         CUSTOMERS.

         The Company currently has no customers. The Trade Exchange's customer base is expected to include manufacturers, customers and suppliers within the global electronic interconnect industry.

         MARKETING.

         The Company intends to increase the visibility and brand recognition of its Trade Exchange through a variety of marketing and promotional techniques such as direct mailings, advertisements in trade publications and attendance at trade shows. The Company may also pursue co-marketing arrangements with other websites on the Internet through cross-linking.

         PATENTS, TRADEMARKS AND LICENSES.

         The Company's performance and ability to compete will be dependent to a significant degree on its ability to develop and protect its proprietary technology. The Company intends to


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rely on a combination of trademark, copyright and trade secret laws, as well as confidentiality agreements and non-compete agreements executed by employees and consultants in order to establish and protect its proprietary rights as they are developed or acquired. The Company is the owner of the "www.interconexus.com" domain name.

         RISK FACTORS. The Common Stock of the Company involves a high degree of risk and is intended for long term investment. The following specific risk factors should be read in light of the more complete discussion elsewhere in this Registration Statement.

         Possible Conflicts of Interest and Related Party Transactions.


         The directors and officers of the Company are also the directors and officers of Capri and/or Cimnet. Accordingly, conflicts of interest could arise for such persons. In addition, as part of its ongoing business and operations, the Company will engage in certain transactions with Capri. Due to the relationships between the Company and Capri, the terms of such transactions may not necessarily be effectuated through arms-length negotiations. However, all such transactions will be subject to review by the Board of Directors of the Company.


         Mehul J. Dave, the Chairman of the Board, President and Chief Executive Officer of the Company, holds the same positions at Capri. Mr. Dave intends to divide his time between the Company and Capri, and therefore will be unable to devote his attention solely to the operations of the Company.

         Restrictions On Transfer.


         Upon the Spin-Off the Common Stock will not be transferable until the first to occur of the following: (i) the second anniversary of the Spin-Off;
(ii) the consummation of an initial public offering of the Common Stock registered under the Securities Act of 1933, as amended; or (iii) the Board of Directors of the Company determines, in its sole discretion, that the business of the Company has developed to support a trading market. Notwithstanding the foregoing, the stockholders of the Common Stock shall not be restricted in any way from transferring any shares of Common Stock (i) in connection with the Spin-Off, or (ii) by will, intestacy laws or the laws of descent or survivorship or by operation of law.


         The Company has No Operating History And May Experience Risks Encountered By Early-Stage Companies.

         The Company was formed in March 2000 and therefore has no operating history. The Company's business and prospects must be considered in light of the risks, expenses and difficulties that companies encounter in the early stages of development, particularly companies in new and rapidly evolving markets like the Internet and e-commerce. These risks include the Company's ability to:

         -        develop the Trade Exchange;
         -        develop its technology and customer service;
         -        manage its growth effectively;


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         -        anticipate and adapt to the rapid changes that characterize the market the Company expects to serve;
         - expand its sales and marketing efforts to build brand recognition; and
         - continue to identify, attract, retain and motivate qualified personnel.

         The Revenue And Profit Potential Of the Company's Business Model Is Unproven.

         The Company's business model is new and its ability to generate revenue or profits is unproven.

         The Company's Financial Results May Fluctuate And May Be Difficult To Forecast.

         The Company's quarterly revenues, expenses and operating results may be unpredictable. The Company expects that its operating results will fluctuate in the future due to a number of factors, some of which are beyond its control. These factors include:

         - its ability to develop the Trade Exchange, and the costs of such development;
         -        its ability to attract businesses and customers;
         -        its ability to control its gross margins;
         - consumer confidence in encrypted transactions in the Internet environment;
         - the amount and timing of costs relating to expansion of its operations;
         - technical difficulties consumers and businesses might encounter in using the Trade Exchange;
         - delays in processing orders as a result of computer systems failures, Internet "brown-outs" or problems with completing, processing and securing financial transactions through the Internet; and
         - general economic conditions and economic conditions specific to the Internet and e-commerce.

         Additional Capital.

         The Company must raise additional capital in the near term to continue its business plan. The Company will attempt to raise additional capital but there are no guarantees that it will be able to raise sufficient capital on a timely basis and on reasonable terms. Additional financing could involve dilution to the interests of the Company's then-existing stockholders.

         The Company Will Face Intense Competition In The E-Commerce Market.

         The e-commerce market is new, rapidly evolving and intensely competitive, and the Company expects competition to intensify in the future. Barriers to entry are minimal, and competitors presently exist and more may develop and offer similar services in the future. The Company's business could be severely harmed if it is not able to compete successfully against current or future competitors. Although there is no current dominant e-commerce provider in the Company's expected markets, additional companies may offer competing e-commerce solutions in the future. In addition, the Company's customers may become competitors in the future.



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         The Company Will Rely On Third Parties To Maintain its Critical Systems
And, If These Third Parties Fail To Adequately Perform Their Services, The Company Could Experience Disruptions In Its Operations.

         The Company will rely on a number of third parties for Internet and telecommunications access, delivery services and financial transaction processing. The Company will have limited control over these third parties and no long-term relationships with any of them. From time to time, the Company expects to experience temporary interruptions in its Web site connection and telecommunications access. Slow Internet transmissions or prolonged interruptions in its Web site connection or telecommunications access would materially harm its business.

         The Company May Not Be Able To Sustain Or Grow Its Business Unless It Keeps Up With Rapid Technological Changes.

         The Internet and electronic commerce industries are characterized by:

         -        rapidly changing technology;
         -        changes in consumer demands;
         - frequent introductions of new services or products that embody new technologies; and
         - evolving industry standards and practices that could render the Company's Web sites and proprietary technologies obsolete.

         The Company's future performance will depend, in part, on its ability to license or acquire leading technologies, enhance its existing services and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. Developing Web site and other proprietary technology involves significant technical and business risks. The Company also cannot offer assurance that it will be able to successfully use new technologies or adapt its Web sites and proprietary technology to emerging industry standards. The Company may not be able to remain competitive or sustain growth if it does not adapt to changing market conditions or customer requirements.

         If The Company Encounters System Failure, Service To Its Customers Could Be Delayed Or Interrupted. Service Delays Or Interruptions Could Severely Harm Its Business And Result In A Loss Of Customers.

         The Company's ability to successfully maintain e-commerce Web sites and provide acceptable levels of customer service largely depends on the efficient and uninterrupted operation of its computer and communications hardware and network systems. Any interruptions could severely harm the Company's business and result in a loss of customers.

         Dependence On Key Personnel.

         The Company's future performance depends substantially on the continued service of Mehul J. Dave, the Chairman, President and Chief Executive Officer of the Company. Mr. Dave


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intends to divide his time between Capri and the Company, and therefore will be unable to focus exclusively on the operations of the Company.

         Business Will Suffer If The Company Does Not Attract And Retain Additional Highly Skilled Personnel.

         The Company's future success will depend upon its ability to hire, train and retain highly skilled personnel. Competition for quality personnel is intense. The Company cannot be sure that it will be successful in hiring, assimilating or retaining the necessary personnel, and its failure to do so could adversely affect its business and financial condition.

         The Company May Not Be Able To Successfully Protect Its Proprietary Rights.

         The Company's ability to compete effectively will depend on its ability to maintain the proprietary nature of its services and technologies, including its proprietary software. The Company intends to rely on a combination of patents, trade secrets, copyright laws, non-disclosure, and other contractual agreements to protect its rights in its technological know-how and proprietary services. The Company also intends to depend upon confidentiality agreements with its officers, directors, employees and consultants to maintain the proprietary nature of its technology. These measures may not afford the Company sufficient or complete protection, and others may independently develop know-how and services similar to the Company's, otherwise avoid its confidentiality agreements, or produce patents or copyrights that would materially adversely affect the Company's business, prospects, financial condition and results of operations.

         The Company's Success Depends On The Internet's Ability To Accommodate Growth In E-Commerce.

         The use of the Internet for retrieving, sharing and transferring information among businesses, buyers, suppliers and partners has only recently begun to develop. If the Internet were not able to accommodate growth in e-commerce, the Company's business would suffer. The recent growth in the use of the Internet has caused frequent periods of performance degradation. The Company's ability to sustain and improve its services is limited, in part, by the speed and reliability of the networks operated by third parties. Consequently, the emergence and growth of the market for its services is dependent on improvements being made to the Internet infrastructure to alleviate overloading and congestion.

         A Lack Of Development Of The E-Commerce Market Would Negatively Affect The Company.

         If the e-commerce market does not grow or grows more slowly than expected, the Company's business will suffer. The possible slow adoption of the Internet as a means of commerce by businesses may harm the Company's prospects. A number of factors could prevent the acceptance and growth of e-commerce, including the following:

         - e-commerce is at an early stage and buyers may be unwilling to shift their traditional purchasing to online purchasing;



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         -        businesses may not be able to implement e-commerce
                  applications on these networks;
         - increased government regulation or taxation may adversely affect the viability of e-commerce;
         - insufficient availability of telecommunication services or changes in telecommunication services may result in slower response times; and
         - adverse publicity and consumer concern about the reliability, cost, ease of access, quality of services, capacity, performance and security of e-commerce transactions could discourage its acceptance and growth.

         Even if the Internet is widely adopted as a means of commerce, the adoption of the Company's networks, particularly by companies that have historically relied on more traditional means, will require broad acceptance of the new approach. In addition, companies that have already invested substantial resources in traditional methods of procurement, or in-house e-commerce solutions, may be reluctant to adopt our e-commerce solutions.

         Security Risks Of Electronic Commerce May Deter Use Of The Company's Products And Services.

         A fundamental requirement to conduct business-to-business e-commerce is the secure transmission of information over public networks. If customers are not confident in the security of e-commerce, they may not effect transactions on the Trade Exchange, which would severely harm its business. The Company cannot be certain that advances in computer capabilities, new discoveries in the field of cryptography, or other developments will not result in the compromise or breach of the algorithms the Company will use to protect content and transactions via e-commerce. Anyone who is able to circumvent the Company's security measures could misappropriate proprietary, confidential user information, place false orders or cause interruptions in the Company's operations. The Company may be required to incur significant costs to protect against security breaches or to alleviate problems caused by breaches. Further, a well-publicized compromise of security could deter people from using the Internet to conduct transactions that involve transmitting confidential information.

         Increasing Governmental Regulation Of The Internet Could Adversely Affect The Company's Business.

         The Company is currently not regulated by any government agency, other than regulations applicable to businesses generally and laws or regulations directly applicable to Internet commerce. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing, sales tax, and characteristics and quality of products and services. Furthermore, the growth and development of Internet commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies conducting business over the Internet. New laws or regulations may decrease the growth of the Internet, which, in turn, could decrease the demand for the Company's services and increase its cost of doing business. The applicability to the Internet of existing laws in



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various jurisdictions governing issues such as property ownership, auction regulation, sales tax, libel and personal privacy is uncertain and may take years to resolve.

         The tax treatment of the Internet and electronic commerce is currently unsettled. A number of proposals have been made at the federal, state and local level and by some foreign governments that could impose taxes on the sale of goods and services and other Internet activities. In October 1998, the Internet Tax Freedom Act was signed into law, placing a three-year moratorium on new state and local taxes on Internet commerce. However, it is possible that future laws imposing taxes or other regulations on commerce over the Internet could substantially impair the growth of electronic commerce and as a result have a negative effect on the Company's business.

         In addition, because the Company's service will be available over the Internet in multiple states and countries, the Company could be required to qualify to do business as a foreign corporation in each state or country in which its services are available. The Company is qualified to do business in only two states, and its failure to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject it to taxes and penalties for the failure to qualify. Any new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to the Company's business, could have a material adverse effect on its business.

ITEM 7.           DESCRIPTION OF PROPERTY.


         The Company is headquartered at 2651 Warrenville Road, Suite 560, Downers Grove, Illinois. This location is leased by Cimnet, which permits the Company to share its office space. See "Relationships between the Company and Capri after the Spin-Off."


ITEM 8.           DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES.

         Below are the names, ages, positions with the Company and business experience for the last five years of the executive officers and directors of the Company.



NAME                       POSITION                                                AGE
----                       --------                                                ---
Mehul J. Dave              President and Chairman of the Board of Directors         44

P. Balasubramanian         Secretary, Treasurer and Director                        43

Robert W. Heller           Director                                                 53

Thomas Mueller             Director                                                 58

Jason W. Levin             Director                                                 41

Utpal J. Dave              Director                                                 35

David L. Harris            Director                                                 57




         MEHUL J. DAVE, Director, Chairman of the Board and President of the Company. Director, Chairman of the Board and President of Capri, from 1992 to present and President and Chief Executive Officer of Cimnet from 1988 to present. Mr. Dave holds a Masters Degree in Environmental Systems from Governors State University, a Bachelors Degree in Mechanical


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Engineering from Illinois Institute of Technology, and has completed coursework towards a Ph.D. in Space Physics at the University of Michigan. Mr. Dave is responsible for the overall operation of the Company.

         P. BALASUBRAMANIAN, Director, Secretary and Treasurer of the Company. Director, Executive Vice President, Secretary and Treasurer of Capri, from 1992 to present; Vice President of Software Engineering of Cimnet, from 1988 to present. Mr. Balasubramanian holds a Masters Degree in Computer Science from Illinois Institute of Technology and a Bachelors Degree in Mechanical Engineering from Annamalai University.

         ROBERT W. HELLER, Director of the Company. Director of Capri, from September, 1996 to present. Mr. Heller is currently an independent consultant. From 1998 to 1999, Mr. Heller was Vice President of Operations at Fieldworks, Inc. From 1996 to 1997, Mr. Heller was Chief Executive Officer of MiTech R&D Inc., and was Chief Executive Officer of Advance Circuits Inc. from 1994 to 1995. Mr. Heller holds a Masters Degree in Industrial Engineering from North Dakota State University and a Bachelors Degree in Industrial Administration from Purdue University.

         THOMAS MUELLER, Director of the Company. Director of Capri, from 1997 to present. Mr. Mueller has been Vice President of Finance since 1995 of Help/Systems, a manufacturer of operations automation software for the IBM AS/400 computer. Mr. Mueller is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants and Minnesota Society of Certified Public Accountants. Mr. Mueller holds a Bachelors Degree in Accounting from the University of Minnesota.

         JASON W. LEVIN, Director of the Company. Director of Capri, from 1997 to present. Mr. Levin has been a partner in the law firm of Piper Marbury Rudnick & Wolfe, counsel to the Company, from 1998 to present and a partner in the law firm of Fagel & Haber, from 1989 to 1998. Mr. Levin is a director of Strube Celery and Vegetable Company, a corporation engaged in the wholesale distribution of fresh fruits and vegetables in the Midwestern United States, and a member of the Board of Managers of the Logan Square Club of the Boys and Girls Club of Chicago. Mr. Levin holds a Bachelor of Science Degree in Finance and a Juris Doctor degree from Indiana University.

         UTPAL J. DAVE, Director of the Company, from May 18, 2000 to present; Chief Operating Officer of the Company, from May 23, 2000 to present. From 1997 to 2000, Mr. Dave worked as a Senior Manager with Andersen Consulting's Strategy Practice. From 1995 to 1997, Mr. Dave was a management consultant with Booz Allen & Hamilton. Mr. Dave holds a MBA from Kellogg / Northwestern University, a Masters Degree in Electrical Engineering from the University of Illinois and a Bachelors Degree in Computer Engineering from the University of Illinois.

         DAVID L. HARRIS, Director of the Company, from May 18, 2000 to present. Mr. Harris is Vice President-Marketing, Sales and Services of Cimnet. Mr. Harris has been employed by Capri since 1998. From 1997 to 1998, Mr. Harris was a principal and owner of DLH & Associates, a consulting firm to the semiconductor, printed wire board and capital equipment




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


industries. From 1995 to 1997, Mr. Harris was Vice President- Sales, Marketing and Services of Semitool, Inc, a seller of capital equipment to the semiconductor industry, and from 1983 to 1995, Mr. Harris was a General Manager in WR Grace's photopolymer systems business. Mr. Harris holds a Bachelor's Degree in Marketing and Economics from the University of Maryland and a Certificate in Business Management from MIT's Greater Boston Executive Program.

         Each of the Company's directors, were appointed to serve as directors on March 23, 2000, except for Utpal J. Dave and David L. Harris who were appointed to serve as directors on May 18, 2000, and each will hold office until the next annual meeting of shareholders. No director has resigned since March 23, 2000 and no director has declined to stand for re-election in 2001. Each of the Company's executive officers were elected on March 23, 2000, except for Paul Dave who holds the position of Chief Operating Officer and was appointed to such position effective May 23, 2000, and each will hold office until the next annual board of directors meeting. The term of office of each director expires at each annual meeting of shareholders and upon the election and qualification of his successor. There are no arrangements with any director or officer regarding any election or appointment to any office of the Company.

         There are no family relationships between any director or executive officer of the Company, except for Mehul Dave and Utpal J. Dave who are brothers. No director, executive officer or significant employee of the Company, during the prior five years, (i) has filed a petition under the Bankruptcy Act or any State insolvency law or has had the same filed against him, or has had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing; or (ii) has been convicted in a criminal proceeding.

ITEM 9.           REMUNERATION OF DIRECTORS AND OFFICERS.

         The officers of the Company are not currently compensated by the Company for their services and have not entered into any employment agreements with the Company. The officers of the Company are currently employed by Cimnet. The Company will reimburse Cimnet for the services of the officers. See "Relationship between the Company and Capri after the Spin-Off." All directors except each of Messrs. P. Dave and Harris receive stock options for agreeing to serve as a director of the Company. Messrs. M. Dave, P. Dave, Balasubramanian and Harris also received options in the Company as employees of Cimnet, and Mr. Heller received options as a consultant to the Company.


ITEM 10.          SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS.

         (a) The following table sets forth information as to the anticipated record ownership of the Company's Common Stock immediately subsequent to the Spin-Off based on shares of Capri common stock held on March 24, 2000 by the (i) officers and directors of the Company, (ii) the officers and directors as a group and (iii) each person who owns more than 10% or more of the Company's Common Stock.

NAME OF OWNER(1)                   AMOUNT OWNED          PERCENT OF CLASS
-------------                      ------------          ----------------
Mehul J. Dave                       4,845,000                 37.53
P. Balasubramanian                  1,525,000                 11.81
Robert W. Heller                      382,000                  2.96
Thomas Mueller                        113,000                   .88
Jason W. Levin                              0                     0
Utpal J. Dave                           6,675                   .05
David L. Harris                        75,000                   .58
All Officers and
Directors as a Group (5)            6,946,675                 53.82




(1) The address of each of Messrs. M. Dave, Balasubramanian, Heller, Mueller, Levin, U. Dave and Harris is 2651 Warrenville Road, Suite 560, Downers Grove, Illinois.

(b) The following table sets forth information as to options, warrants and other rights to purchase the Company's Common Stock by (i) the officers and directors of the Company, and (ii) the officers and directors as a group.




                                        AMOUNT OF COMMON
                                        STOCK SUBJECT TO
                                        OPTIONS, WARRANTS         EXERCISE PRICE
NAME OF OWNER                             OR RIGHTS(1)               PER SHARE
-------------                           -----------------         --------------
Mehul J. Dave                                 80,000                  $0.01
P. Balasubramanian                            55,000                  $0.01
Robert W. Heller                              80,000                  $0.01
Thomas Mueller                                30,000                  $0.01
Jason W. Levin                                30,000                  $0.01
Utpal J. Dave                                450,000                  $0.01
David L. Harris                               25,000                  $0.01
All Officers and Directors as a
Group (5)                                    750,000




         (1) All options have been issued in accordance with the Company's 2000 Stock Incentive Plan and are subject to a stock option agreement with the Company. Each director, except Messrs. U. Dave and Harris, has been granted 30,000 options for agreeing to become a director that are vested and exercisable. The other options vest from a period of one to four years from the date of the grant of the options.

ITEM 11.          INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.


         Robert W. Heller, a director of the Company, is a paid consultant to the Company. Jason W. Levin, a director of the Company, is a partner in the law firm of Piper Marbury Rudnick & Wolfe, counsel to the Company. With the exception of Mr. Heller's and Mr. Levin's indirect interests, the Company has not engaged in any material transaction, and there is no presently proposed transaction, in which any director, officer or principal security holder of the Company, any nominee for election as a director of the Company, any director or officer of any subsidiary of the Company, or any relative or spouse of any of the foregoing, had or is anticipated to have a direct or indirect material interest. See "Relationship between the Company and Capri after the Spin-Off."

ITEM 12.          SECURITIES BEING REGISTERED.

         The Company is currently authorized to issue Sixty Million (60,000,000) shares of all classes of stock, of which Forty Million (40,000,000) shares are of a class designated common stock, par value $.0001 per share and Twenty Million (20,000,000) shares are of a class designated preferred stock, par value $.001 per share (the "Preferred Stock"). The Preferred Stock may be issued in one or more series, and the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, including, without limitation, the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences for any unissued series, and the number of shares constituting any such series and the designation thereof, may be designated by the Board of Directors. There are presently no shares of Preferred Stock issued and outstanding. The following sets forth certain material terms of the Common Stock.

         RESTRICTIONS ON TRANSFER. The Company's Amended and Restated Certificate of Incorporation (the "Certificate") restricts the transfer of Common Stock until the first to occur of the following: (i) the second anniversary of the Spin-Off; (ii) the consummation of an initial public offering of the Common Stock registered under the Securities Act of 1933, as amended; or
(iii) the Board of Directors of the Company determines, in its sole discretion, that the business of the Company has developed to support a trading market. Notwithstanding the foregoing, the stockholders of the Company Common Stock shall not be restricted in any way from transferring any shares of Common Stock
(i) in connection with the Spin-Off, or (ii) by will, intestacy laws or the laws of descent or survivorship or by operation of law. Due to these transfer restrictions, there will be no public market for the Company's Common Stock following the Spin-Off. In addition, even after these transfer restrictions expire, there can be no assurance that a public market for the Company's Common Stock will develop or, if such market does develop, that it will be sustained.



         VOTING RIGHTS. The holder of a share of Common Stock is entitled to one vote for all purposes. Cumulative voting is not permitted in the election of directors. Accordingly, the holders of more than 50% of all of the outstanding shares of Common Stock may elect all of the directors. Significant corporate transactions such as amendments to the Certificate, mergers, sale of assets and dissolution or liquidation of the Company requires the approval by the affirmative vote of the holders of at least a majority of the outstanding shares of Common Stock. Other matters to be voted upon by the holders of Common Stock normally require the affirmative vote of a majority of the shares present at the particular shareholders meeting.

         DIVIDEND RIGHTS. The holder of a share of Common Stock is entitled to participate pro rata in dividends paid by the Company, which may be declared, from time to time, by the Board of Directors out of funds of the Company legally available for the payment of dividends. The declaration in the future of any cash or stock dividends will be at the discretion of the Board of Directors and will depend upon the earnings, capital requirements, and financial position of the Company, general economic conditions, and other pertinent factors. There is no assurance that any dividends will be paid in the near future as the Company has no present plans to pay dividends.

         LIQUIDATION RIGHTS. Each share of Common Stock shares pro rata with each other share of Common Stock in any distribution in any liquidation of the Company. Such rights will be subject to the prior claims of creditors of the Company.


         PREEMPTIVE RIGHTS, CONVERSION RIGHTS, REDEMPTION PROVISIONS, SINKING FUND PROVISION AND LIABILITY TO FURTHER CALLS AND ASSESSMENTS. There are no preemptive or conversion rights, redemption provisions, or sinking fund provisions relating to the Common Stock. All currently outstanding shares of Common Stock are fully paid and nonassessable. The rights of holders of the existing class of Common Stock may in the future become subject to prior and superior rights and preferences in the event the Board of Directors issues one or more series of Preferred Stock or establishes one or more other classes or series of capital stock of the Company. The Board of Directors has no present plan to establish any such other class or series.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         Prior to the consummation of the Spin-Off, there has been no public market for the Company's Common Stock. In addition, the stockholders of Company Common Stock will be unable to transfer such stock except in specific circumstances, as described in Item 12. Even after these transfer restrictions expire, there can be no assurance that a public market for the Company's Common Stock will develop or, if such market does develop, that it will be sustained.

ITEM 2.           LEGAL PROCEEDINGS.

         None.

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         None.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES.


         In connection with the formation of the Company, 1,000 shares of the Company's Common Stock were issued to Capri Corp. for $10,000. Prior to the Spin-Off, Capri will purchase additional shares of the Company's Common Stock so that it will hold that number of shares of the Company's Common Stock equal to that number of shares of Capri common stock outstanding as of the Record Date.


ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS.


         Section 145 of the Delaware General Corporation Law permits indemnification of officers and directors of domestic or foreign corporations under certain circumstances and subject to certain limitations. The Company's Certificate of Incorporation and Bylaws contain provisions for indemnification of the Company's directors, officers, and employees consistent with the provisions of Section 145 of the Delaware General Corporation Law. The Company currently has director and officer liability insurance.

                                    PART F/S

The following financial statements of the Company are included herein:

(a)      Independent Auditor's Report

(b)      Balance Sheet

(c)      Statement of Stockholder's Equity

(d)      Statement of Cash Flows

(e)      Notes to Financial Statements

                          Independent Auditor's Report


To the Board of Directors
  of InterConexus.com, Inc.
Oak Brook, Illinois

We have audited the accompanying balance sheet of InterConexus.com, Inc. (a development stage company) as of March 28, 2000 and the related statements of stockholder's equity and cash flows for the one day period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements referred to above are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of InterConexus.com, Inc. as of March 28, 2000, and results of its operations and cash flows for the one day period then ended in conformity with generally accepted accounting principles.




/s/ Klesman, Halper & Co., P.C.


March 28, 2000
Palos Heights, Illinois

                             InterConexus.com, Inc.
                          (a development stage company)
                                  Balance Sheet
                                 March 28, 2000



                                     Assets
                                     ------

Current assets:
   Cash and cash equivalents                                      $ 10,000
                                                                  --------

       Total assets                                               $ 10,000
                                                                  ========



                      Liabilities and stockholder's equity
                      ------------------------------------

Liabilities                                                       $   -
                                                                  --------

Stockholder's equity:
   Common Stock (par value $.0001 per share,
       20,000,000 shares authorized, 1,000
       shares issued and outstanding)                                 -

   Additional paid-in capital                                       10,000
                                                                  --------


       Total stockholder's equity                                   10,000
                                                                  --------

       Total liabilities and stockholder's equity                 $ 10,000
                                                                  ========








                 The accompanying notes to financial statements
                     are an integral part of this statement.

                             InterConexus.com, Inc.
                          (a development stage company)
                        Statement of Stockholder's Equity
                  For the one day period ending March 28, 2000


                                                                     Additional
                                                      Common          paid-in
                                     Total             stock          capital
                                     -----             -----          -------

Balance, beginning of period       $   -             $   -            $   -

Common stock issued,
   (1,000 shares)                    10,000              -              10,000
                                   --------          --------         --------

Balance, end of period             $ 10,000          $   -            $ 10,000
                                   ========          ========         ========











                 The accompanying notes to financial statements
                     are an integral part of this statement.

                             InterConexus.com, Inc.
                          (a development stage company)
                             Statement of Cash Flows
                  For the one day period ending March 28, 2000



Cash flows from operating activities:
  None                                                               $   -

Cash flows from investing activities:
  None                                                                   -

Cash flows from financing activities:
  Common stock issued                                                  10,000
                                                                     --------

    Net increase in cash and cash equivalents                          10,000

Cash and cash equivalents:
    Beginning of period                                                  -
                                                                     --------

    End of period                                                    $ 10,000
                                                                     ========











                 The accompanying notes to financial statements
                     are an integral part of this statement.

                             InterConexus.com, Inc.
                          Notes to Financial Statements
                                 March 28, 2000



Note 1.        Summary of significant accounting policies

               Description of business

               InterConexus.com, Inc. (the "Company") was organized on March 16, 2000 as a corporation in the State of Delaware. The Company is located in Oak Brook, IL and is a wholly-owned subsidiary of Capri Corporation (a Minnesota corporation). The Company intends to pursue certain E-commerce opportunities within the global electronic interconnect industry.

               For purposes of this report, the Company's reporting period consists of the one day period of March 28, 2000. The Company had no revenues or expenses for that day and, accordingly, no statement of operations has been presented.

               Use of estimates

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

               Cash and cash equivalents

               For purposes of the balance sheet and statement of cash flows, cash and cash equivalents consist of cash in a demand deposit account held at a local bank.

                                    PART III

                                INDEX TO EXHIBITS

         EXHIBIT NO.                   DESCRIPTION
         -----------                   -----------

            2.1 Amended and Restated Certificate of Incorporation of the Company **
            2.2    Amended and Restated By-laws of the Company **
            3.1    Specimen Certificate for Common Stock **
            6.1    Services Agreement **
            6.2    InterConexus 2000 Stock Incentive Plan **
            10.1   Consent of Klesman, Halper & Co., P.C. *
            27.1   Financial Data Schedule *

-----------------------
*        Previously filed.
**       Filed herewith.

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           INTERCONEXUS.COM, INC.
                                           (Registrant)




Date:  May 26, 2000                        By:  /s/ Mehul J. Dave
                                              ----------------------------------
                                              Mehul J. Dave
                                              Chairman of the Board, President
                                              and Chief Executive Officer